Exhibit 99.2

+ + C9999999999 SAM SAMPLE IND C12 Appointment of Proxyholder 1/We, being holder(s) of common shares of Agnico Ea91e Mines Limited (the "Company") hereby appoint: Sean Boyd, Vice-Chairman and Chief txecutive Officer of the Company, or failing him, R. Gregory Laing, General Counsel and Senior Vice-President, Legal of the Company Print the name of the person you are OR appointing if this person is someone other than the Management Nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of the Company to be held at the Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario on May 1, 2020 at 11:00 a.m. (Toronto time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. 1. Election of Directors l&iJJ D D D D Withhold l&iJJ D D D Withhold l&iJJ D D D Withhold D D D D D D D D D D 01. Dr. Leanne M. Baker 02. Sean Boyd 03. Martine A. Celej Fold 04. Robert J. Gemmell 05. Mel Leidenman 06. Deborah McCombe 07. James D. Nasso 08. Dr. Sean Riley 09. J. Merfyn Roberts 10. Jamie C. Sokalsky l&iJJ Withhold 2. Appointment of Auditors D D Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. 3. Executive Compensation DO Consideration of and, if deemed advisable, the passing of a non-binding, advisory resolution accepting the Company's approach to executive compensation. Fold Authorized Signature(s) ·This section must be completed for your instructions to be executed. Signature(s) Date 1/We authorize you to act in accordance with my/our instructions set out above. 1/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. I I D D Interim Financial Statements-Mark this box if you would Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. • + 3 0 6 6 4 6 9 9 9 9 9 AGEQ 1 P I Z A R 1 HIGHLIGHTED TEXT